Exhibit 99.1

Battalion Oil Corporation Announces Second Quarter 2024 Financial and Operating Results

HOUSTON, TEXAS – August 14, 2024 – Battalion Oil Corporation (NYSE American: BATL, “Battalion” or the “Company”) today announced financial and operating results for the second quarter of 2024.

Key Highlights

●	AGI facility online and treated 1.82 Bcf for the second quarter 2024 reducing operating expenses by $4.26/Boe compared to the first quarter 2024
●	On August 12, 2024, the AGI facility processed 26.6 MMcf/d which allowed the Company to return wells to production and realize approximately 7,500 Bbls of oil per day (approximately 13,500 Boe/d) net production
●	Drilled and brought two additional wells on production in Monument Draw in the second quarter 2024 with the next two-well pad to be completed in late third quarter or early fourth quarter 2024
●	Generated second quarter 2024 sales volumes of 12,857 Boe/d
●	Executed a $20.0 million preferred equity raise in May 2024 to support drilling program and debt reduction
●	Continuing strategic alternatives initiative and reviewing a requested amendment to the previously announced Merger Agreement with Fury that would reduce the purchase price to $7.00 per share and require all of the existing preferred equity holders to roll over 100% of their preferred equity

Management Comments

The Company concluded its current six-well campaign ahead of planned timing and under budget on each well. The Vermejo two-well pad in Monument Draw is currently a drilled but uncompleted well and is currently scheduled to be fracked in the third quarter of 2024. New pad locations and permits are being prepared in all asset areas to support additional activity in Ward, Winkler and Pecos Counties. Capital costs continue to trend lower in the field with latest Monument Draw wells estimated below $950/lateral foot for drilling, completion and wellsite facilities while maintaining completions over 2,000 lbs/ft proppant. The previously announced Glacier and Rio pads saw strong performance with IP’s reaching over 2,000 Boe/d and sustained production above the company’s type curve.

During the second quarter 2024, the acid gas injection (“AGI”) facility treated approximately 20 MMcf/d average and returned approximately 17 MMcf/d of sweet gas to the Company for sales to its midstream partner. To date, the AGI facility has processed more than 2.7 Bcf of sour gas and allowed the Company to realize substantial savings compared to treating alternatives. The Company and its JV partner continued to ramp toward full inlet capacity, with expected savings up to $2.0 million per month in gas treating costs.

Results of Operations

Average daily net production and total operating revenue during the second quarter of 2024 were 12,857 Boe/d (49% oil) and $49.1 million, respectively, as compared to production and revenue of 14,253 Boe/d (49% oil) and $54.3 million, respectively, during the second quarter of 2023. The decrease in revenues in the second quarter of 2024 as compared to the second quarter of 2023 is primarily attributable to an approximate 1,396 Boe/d decrease in average daily production. Excluding the impact of hedges, Battalion realized 98.4% of the average NYMEX oil price during the second quarter of 2024. Realized hedge losses totaled approximately $3.2 million during the second quarter of 2024.

Lease operating and workover expense was $10.22 per Boe in the second quarter of 2024 versus $10.79 per Boe in the second quarter of 2023. The decrease in lease operating and workover expense per Boe year-over-year is primarily a result of savings on chemicals and lower SWD costs. Gathering and other expense was $10.36 per Boe in the second quarter of 2024 versus $12.97 per Boe in the second quarter of 2023. The decrease in gathering and other expenses per Boe is primarily related to the start-up of the AGI facility and lower treating fees associated versus the Valkyrie (liquid redox) plant.  General and administrative expenses were $2.85 per Boe in the second quarter of 2024 compared to $4.04 per Boe in the second quarter of 2023. The decrease in general and administrative expense is primarily attributable to a decrease in payroll and benefits compared with the prior year period as a result of the headcount reduction in 2023 partially offset by an increase in audit, legal and transaction costs associated with the potential merger with Fury Resources.

For the second quarter of 2024, the Company reported a net loss available to common stockholders of $8.7 million or a net loss of $0.53 per share available to common stockholders. After adjusting for selected items, the Company reported an adjusted diluted net loss available to common stockholders for the second quarter of 2024 of $13.2 million or an adjusted diluted net loss of $0.80 per common share (see Reconciliation for additional information). Adjusted EBITDA during the quarter ended June 30, 2024 was $15.6 million as compared to $16.8 million during the quarter ended June 30, 2023 (see Adjusted EBITDA Reconciliation table for additional information).

Liquidity and Balance Sheet

As of June 30, 2024, the Company had $160.2 million of indebtedness outstanding and approximately $0.3 million of letters of credit outstanding. Total liquidity on June 30, 2024, made up of cash and cash equivalents, was $54.4 million.

On May 13, 2024, 20,000 shares of preferred equity were sold for proceeds of $19.5 million, net of discount.  On May 14, 2024, the Company used $17.3 million of the proceeds from the sale of the preferred equity to pay down debt.

For further discussion on our liquidity and balance sheet, as well as recent developments, refer to Management’s Discussion and Analysis and Risk Factors in the Company’s Form 10-Q.

Merger Agreement with Fury Resources

Fury Resources, Inc. (“Fury”) has requested a further amendment of the previously disclosed Agreement and Plan of Merger dated December 14, 2024, as amended (the “Merger Agreement”), such that the amount of merger consideration payable to the Company’s stockholders in connection with the transaction contemplated by the Merger Agreement would be reduced from $9.80 per share to $7.00 per share.  The modified offer is contingent on the existing holders of the Company’s Series A through Series A-4 preferred equity rolling 100% of their preferred equity into new preferred equity in the surviving company following the merger in order to help support the transaction. The Company’s Special Committee and its Board of Directors are reviewing Fury’s proposal.  The Company has been advised by the holders of the Company’s preferred stock that they are also reviewing Fury’s proposal.  The Company does not intend to comment further on this matter until such reviews are complete.

Important Information for Investors and Stockholders

This communication is being made in respect of the proposed transaction involving the Company and Fury Resources, Inc., a Delaware corporation. In connection with the proposed transaction, the Company intends to file, or has filed, the relevant materials with the U.S. Securities and Exchange Commission

(“SEC”), including a proxy statement on Schedule 14A and a transaction statement on Schedule 13e-3 (the “Schedule 13e-3”). Promptly after filing its definitive proxy statement with the SEC, the Company will mail the definitive proxy statement and a proxy card to each stockholder of the Company entitled to vote at the special meeting relating to the proposed transaction. This communication is not a substitute for the proxy statement, the Schedule 13e-3 or any other document that the Company has or may file with the SEC or send to its stockholders in connection with the proposed transaction. The relevant materials filed by the Company will be made available to the Company’s investors and stockholders at no expense to them and copies may be obtained free of charge on the Company’s website at www.battalionoil.com. In addition, all of those materials will be available at no charge on the SEC’s website at www.sec.gov. Investors and stockholders of the Company are urged to read the proxy statement, the Schedule 13e-3 and the other relevant materials as they become available before making any voting or investment decision with respect to the proposed transaction because they contain important information about the Company and the proposed transaction.

Participants in Solicitation

The Company and its directors, executive officers, other members of its management and employees may be deemed to be participants in the solicitation of proxies of the Company stockholders in connection with the proposed transaction under SEC rules. Investors and stockholders may obtain more detailed information regarding the names, affiliations and interests of the Company’s executive officers and directors in the solicitation by reading the Company’s Annual Report on Form 10-K, for the fiscal year ended December 31, 2023, and the proxy statement, the Schedule 13e-3 and other relevant materials that will be, or have been, filed with the SEC in connection with the proposed transaction as they become available. Information concerning the interests of the Company’s participants in the solicitation, which may, in some cases, be different than those of the Company’s stockholders generally, will be set forth in the proxy statement relating to the proposed transaction and the Schedule 13e-3, as they become available.

Forward Looking Statements

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements that are not strictly historical statements constitute forward-looking statements. Forward-looking statements include, among others, statements about anticipated production, liquidity, capital spending, drilling and completion plans, and forward guidance. Forward-looking statements may often, but not always, be identified by the use of such words such as "expects", "believes", "intends", "anticipates", "plans", "estimates", “projects,” "potential", "possible", or "probable" or statements that certain actions, events or results "may", "will", "should", or "could" be taken, occur or be achieved. Forward-looking statements are based on current beliefs and expectations and involve certain assumptions or estimates that involve various risks and uncertainties that could cause actual results to differ materially from those reflected in the statements. These risks include, but are not limited to, those set forth in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023, and other filings submitted by the Company to the SEC, copies of which may be obtained from the SEC's website at www.sec.gov or through the Company's website at www.battalionoil.com. Readers should not place undue reliance on any such forward-looking statements, which are made only as of the date hereof. The Company has no duty, and assumes no obligation, to update forward-looking statements as a result of new information, future events or changes in the Company's expectations.

About Battalion

Battalion Oil Corporation is an independent energy company engaged in the acquisition, production, exploration and development of onshore oil and natural gas properties in the United States.

Contact

Matthew B. Steele

Chief Executive Officer & Principal Financial Officer

832-538-0300

BATTALION OIL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

(In thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023
Operating revenues:
Oil, natural gas and natural gas liquids sales:
Oil	$45,699	$46,168	$88,128	$100,383
Natural gas	(2,119)	2,060	(72)	4,960
Natural gas liquids	5,503	5,657	10,559	12,815
Total oil, natural gas and natural gas liquids sales	49,083	53,885	98,615	118,158
Other	21	387	359	1,256
Total operating revenues	49,104	54,272	98,974	119,414

Operating expenses:
Production:
Lease operating	11,005	11,365	22,591	23,056
Workover and other	951	2,634	1,839	3,969
Taxes other than income	3,349	3,180	6,340	6,370
Gathering and other	12,126	16,828	29,412	33,345
General and administrative	3,340	5,243	7,411	10,380
Depletion, depreciation and accretion	13,213	14,713	26,238	30,861
Total operating expenses	43,984	53,963	93,831	107,981
Income from operations	5,120	309	5,143	11,433

Other income (expenses):
Net gain (loss) on derivative contracts	1,223	4,473	(22,964)	23,946
Interest expense and other	(6,448)	(9,530)	(13,486)	(17,316)
Total other (expenses) income	(5,225)	(5,057)	(36,450)	6,630
(Loss) income before income taxes	(105)	(4,748)	(31,307)	18,063
Income tax benefit (provision)	—	—	—	—
Net (loss) income	$(105)	$(4,748)	$(31,307)	$18,063
Preferred dividends	(8,586)	(997)	(14,218)	(2,489)
Net (loss) income available to common stockholders	$(8,691)	$(5,745)	$(45,525)	$15,574

Net (loss) income per share of common stock available to common stockholders:
Basic	$(0.53)	$(0.35)	$(2.77)	$0.87
Diluted	$(0.53)	$(0.35)	$(2.77)	$0.86
Weighted average common shares outstanding:
Basic	16,457	16,457	16,457	16,425
Diluted	16,457	16,457	16,457	16,520

BATTALION OIL CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)

(In thousands, except share and per share amounts)

	June 30, 2024	December 31, 2023
Current assets:
Cash and cash equivalents	$54,430	$57,529
Accounts receivable, net	24,894	23,021
Assets from derivative contracts	5,869	8,992
Restricted cash	91	90
Prepaids and other	821	907
Total current assets	86,105	90,539
Oil and natural gas properties (full cost method):
Evaluated	791,908	755,482
Unevaluated	51,896	58,909
Gross oil and natural gas properties	843,804	814,391
Less: accumulated depletion	(471,413)	(445,975)
Net oil and natural gas properties	372,391	368,416
Other operating property and equipment:
Other operating property and equipment	4,657	4,640
Less: accumulated depreciation	(2,141)	(1,817)
Net other operating property and equipment	2,516	2,823
Other noncurrent assets:
Assets from derivative contracts	4,614	4,877
Operating lease right of use assets	749	1,027
Other assets	20,916	17,656
Total assets	$487,291	$485,338

Current liabilities:
Accounts payable and accrued liabilities	$76,456	$66,525
Liabilities from derivative contracts	25,554	17,191
Current portion of long-term debt	52,606	50,106
Operating lease liabilities	634	594
Total current liabilities	155,250	134,416
Long-term debt, net	101,185	140,276
Other noncurrent liabilities:
Liabilities from derivative contracts	19,635	16,058
Asset retirement obligations	18,135	17,458
Operating lease liabilities	162	490
Other	10,719	2,084
Commitments and contingencies
Temporary equity:
Redeemable convertible preferred stock: 138,000 shares and 98,000 shares	159,535	106,535
of $0.0001 par value authorized, issued and outstanding as of
June 30, 2024 and December 31, 2023, respectively
Stockholders' equity:
Common stock: 100,000,000 shares of $0.0001 par value authorized;
16,456,563 shares issued and outstanding as of June 30, 2024 and
December 31, 2023	2	2
Additional paid-in capital	306,969	321,012
Accumulated deficit	(284,301)	(252,993)
Total stockholders' equity	22,670	68,021
Total liabilities, temporary equity and stockholders' equity	$487,291	$485,338

BATTALION OIL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023
Cash flows from operating activities:
Net (loss) income	$(105)	$(4,748)	$(31,307)	$18,063
Adjustments to reconcile net (loss) income to net cash
provided by operating activities:
Depletion, depreciation and accretion	13,213	14,713	26,238	30,861
Stock-based compensation, net	36	(772)	135	(545)
Unrealized loss (gain) on derivative contracts	(4,434)	(2,332)	15,327	(23,336)
Amortization/accretion of financing related costs	1,689	2,045	3,390	3,843
Accrued settlements on derivative contracts	(659)	(374)	774	(929)
Change in fair value of embedded derivative liability	(437)	358	(1,365)	(704)
Other	(91)	42	179	53
Cash flows from operations before changes in working capital	9,212	8,932	13,371	27,306
Changes in working capital	20,612	406	20,370	(18,657)
Net cash provided by operating activities	29,824	9,338	33,741	8,649

Cash flows from investing activities:
Oil and natural gas capital expenditures	(20,250)	(4,022)	(44,849)	(32,633)
Proceeds received from sale of oil and natural gas assets	7,015	—	7,015	1,189
Acquisition of oil and natural gas properties	(47)	—	(47)	—
Contract asset	(560)	—	(7,795)	—
Other operating property and equipment capital expenditures	(9)	(15)	(17)	(284)
Other	(6)	(6)	(13)	(11)
Net cash used in investing activities	(13,857)	(4,043)	(45,706)	(31,739)

Cash flows from financing activities:
Repayments of borrowings	(29,827)	(10,026)	(39,853)	(15,043)
Payment of debt financing costs	—	—	(129)	—
Proceeds from issuance of preferred stock	19,349	—	38,849	24,375
Merger deposit	—	—	10,000	—
Other	—	—	—	(454)
Net cash (used in) provided by financing activities	(10,478)	(10,026)	8,867	8,878

Net decrease in cash, cash equivalents and restricted cash	5,489	(4,731)	(3,098)	(14,212)

Cash, cash equivalents and restricted cash at beginning of period	49,032	23,335	57,619	32,816
Cash, cash equivalents and restricted cash at end of period	$54,521	$18,604	$54,521	$18,604

BATTALION OIL CORPORATION

SELECTED OPERATING DATA (Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023
Production volumes:
Crude oil (MBbls)	577	636	1,143	1,366
Natural gas (MMcf)	1,929	2,155	4,109	4,562
Natural gas liquids (MBbls)	271	302	524	629
Total (MBoe)	1,170	1,297	2,352	2,755
Average daily production (Boe/d)	12,857	14,253	12,923	15,221

Average prices:
Crude oil (per Bbl)	$79.20	$72.59	$77.10	$73.49
Natural gas (per Mcf)	(1.10)	0.96	(0.02)	1.09
Natural gas liquids (per Bbl)	20.31	18.73	20.15	20.37
Total per Boe	41.95	41.55	41.93	42.89

Cash effect of derivative contracts:
Crude oil (per Bbl)	$(14.03)	$(2.68)	$(13.20)	$(3.92)
Natural gas (per Mcf)	2.53	1.78	1.81	1.31
Natural gas liquids (per Bbl)	—	—	—	—
Total per Boe	(2.74)	1.65	(3.25)	0.22

Average prices computed after cash effect of settlement of derivative contracts:
Crude oil (per Bbl)	$65.17	$69.91	$63.90	$69.57
Natural gas (per Mcf)	1.43	2.74	1.79	2.40
Natural gas liquids (per Bbl)	20.31	18.73	20.15	20.37
Total per Boe	39.21	43.20	38.68	43.11

Average cost per Boe:
Production:
Lease operating	$9.41	$8.76	$9.61	$8.37
Workover and other	0.81	2.03	0.78	1.44
Taxes other than income	2.86	2.45	2.70	2.31
Gathering and other	10.36	12.97	12.51	12.10
General and administrative, as adjusted (1)	2.49	4.01	2.53	3.61
Depletion	10.95	11.07	10.82	10.95

(1) Represents general and administrative costs per Boe, adjusted for items noted in the reconciliation below:

General and administrative:
General and administrative, as reported	$2.85	$4.04	$3.15	$3.77
Stock-based compensation:
Non-cash	(0.03)	0.60	(0.06)	0.20
Non-recurring charges and other:
Cash	(0.33)	(0.63)	(0.56)	(0.36)
General and administrative, as adjusted(2)	$2.49	$4.01	$2.53	$3.61

Gathering and other, as reported	$10.36	$12.97	$12.51	$12.10
Rig termination and stacking charges and other	—	0.26	—	0.12
Gathering and other, as adjusted(3)	$10.36	$13.23	$12.51	$12.22

Total operating costs, as reported	$26.29	$30.25	$28.75	$27.99
Total adjusting items	(0.36)	0.23	(0.62)	(0.04)
Total operating costs, as adjusted(3)	$25.93	$30.48	$28.13	$27.95

(2)	General and administrative, as adjusted, is a non-GAAP measure that excludes non-cash stock-based compensation charges relating to equity awards under our incentive stock plan, as well as other cash charges associated with non-recurring charges and other. The Company believes that it is useful to understand the effects that these charges have on general and administrative expenses and total operating costs and that exclusion of such charges is useful for comparison to prior periods.
(3)	Represents lease operating expense, workover and other expense, taxes other than income, gathering and other expense and general and administrative costs per Boe, adjusted for items noted in the reconciliation above.

BATTALION OIL CORPORATION

RECONCILIATION (Unaudited)

(In thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023
As Reported:
Net (loss) income available to common stockholders - diluted (1)	$(8,691)	$(5,745)	$(45,525)	$14,280

Impact of Selected Items:
Unrealized loss (gain) on derivatives contracts:
Crude oil	$(4,847)	$(10,440)	$16,570	$(30,130)
Natural gas	413	8,108	(1,243)	6,794
Total mark-to-market non-cash charge	(4,434)	(2,332)	15,327	(23,336)
Change in fair value of embedded derivative liability	(436)	358	(1,364)	(704)
Non-recurring charges	384	811	1,321	994
Selected items, before income taxes	(4,486)	(1,163)	15,284	(23,046)
Income tax effect of selected items	—	—	—	—
Selected items, net of tax	(4,486)	(1,163)	15,284	(23,046)

Net loss available to common stockholders, as adjusted (2)	$(13,177)	$(6,908)	$(30,241)	$(8,766)

Diluted net (loss) income per common share, as reported	$(0.53)	$(0.35)	$(2.77)	$0.86
Impact of selected items	(0.27)	(0.07)	0.93	(1.39)
Diluted net loss per common share, excluding selected items (2)(3)	$(0.80)	$(0.42)	$(1.84)	$(0.53)

Net cash provided by (used in) operating activities	$29,824	$9,338	$33,741	$8,649
Changes in working capital	(20,612)	(406)	(20,370)	18,657
Cash flows from operations before changes in working capital	9,212	8,932	13,371	27,306
Cash components of selected items	1,043	851	547	1,589
Income tax effect of selected items	—	—	—	—
Cash flows from operations before changes in working capital, adjusted for selected items (1)	$10,255	$9,783	$13,918	$28,895

(1)	Amount reflects net (loss) income available to common stockholders on a diluted basis for earnings per share purposes as calculated using the two-class method of computing earnings per share which is further described in Note 10, Earnings Per Share in our Form 10-Q for the quarter ended June 30, 2024.
(2)	Net (loss) income per share excluding selected items and cash flows from operations before changes in working capital adjusted for selected items are non-GAAP measures presented based on management's belief that they will enable a user of the financial information to understand the impact of these items on reported results. These financial measures are not measures of financial performance under GAAP and should not be considered as an alternative to net income, earnings per share and cash flows from operations, as defined by GAAP. These financial measures may not be comparable to similarly named non-GAAP financial measures that other companies may use and may not be useful in comparing the performance of those companies to Battalion's performance.
(3)	The impact of selected items for the six months ended June 30, 2024 and 2023 were calculated based upon weighted average diluted shares of 16.5 million, due to the net (loss) income available to common stockholders, excluding selected items.

BATTALION OIL CORPORATION

ADJUSTED EBITDA RECONCILIATION (Unaudited)

(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023

Net (loss) income, as reported	$(105)	$(4,748)	$(31,307)	$18,063
Impact of adjusting items:
Interest expense	7,610	9,366	16,001	18,375
Depletion, depreciation and accretion	13,213	14,713	26,238	30,861
Stock-based compensation	36	(772)	135	(545)
Interest income	(634)	(234)	(1,335)	(425)
Unrealized loss (gain) on derivatives contracts	(4,434)	(2,332)	15,327	(23,336)
Change in fair value of embedded derivative liability	(436)	358	(1,364)	(704)
Non-recurring charges and other	384	477	1,321	629
Adjusted EBITDA(1)	$15,634	$16,828	$25,016	$42,918

(1)	Adjusted EBITDA is a non-GAAP measure, which is presented based on management's belief that it will enable a user of the financial information to understand the impact of these items on reported results. This financial measure is not a measure of financial performance under GAAP and should not be considered as an alternative to GAAP measures, including net (loss) income. This financial measure may not be comparable to similarly named non-GAAP financial measures that other companies may use and may not be useful in comparing the performance of those companies to Battalion's performance.

BATTALION OIL CORPORATION

ADJUSTED EBITDA RECONCILIATION (Unaudited)

(In thousands)

	Three Months	Three Months	Three Months	Three Months
	Ended	Ended	Ended	Ended
	June 30, 2024	March 31, 2024	December 31, 2023	September 30, 2023

Net (loss) income, as reported	$(105)	$(31,203)	$32,688	$(53,799)
Impact of adjusting items:
Interest expense	7,610	8,391	8,917	9,219
Depletion, depreciation and accretion	13,213	13,025	12,337	13,426
Stock-based compensation	36	99	161	(686)
Interest income	(634)	(701)	(525)	(293)
Unrealized loss (gain) on derivatives contracts	(4,434)	19,761	(45,403)	46,805
Change in fair value of embedded derivative liability	(436)	(928)	529	(1,878)
Non-recurring charges (credits) and other	384	937	1,268	831
Adjusted EBITDA(1)	$15,634	$9,381	$9,972	$13,625

Adjusted LTM EBITDA(1)	$48,612

(1)	Adjusted EBITDA is a non-GAAP measure, which is presented based on management's belief that it will enable a user of the financial information to understand the impact of these items on reported results. This financial measure is not a measure of financial performance under GAAP and should not be considered as an alternative to GAAP measures, including net (loss) income. This financial measure may not be comparable to similarly named non-GAAP financial measures that other companies may use and may not be useful in comparing the performance of those companies to Battalion's performance.

BATTALION OIL CORPORATION

ADJUSTED EBITDA RECONCILIATION (Unaudited)

(In thousands)

	Three Months	Three Months	Three Months	Three Months
	Ended	Ended	Ended	Ended
	June 30, 2023	March 31, 2023	December 31, 2022	September 30, 2022

Net income (loss), as reported	$(4,748)	$22,811	$(7,652)	$105,888
Impact of adjusting items:
Interest expense	9,366	9,009	9,378	6,232
Depletion, depreciation and accretion	14,713	16,148	15,479	13,615
Stock-based compensation	(772)	227	670	683
Interest income	(234)	(191)	(227)	(141)
Unrealized loss (gain) on derivatives contracts	(2,332)	(21,004)	3,655	(102,112)
Change in fair value of embedded derivative liability	358	(1,062)	1,224	(449)
Non-recurring charges (credits) and other	477	152	194	597
Adjusted EBITDA(1)	$16,828	$26,090	$22,721	$24,313

Adjusted LTM EBITDA(1)	$89,952

(1)	Adjusted EBITDA is a non-GAAP measure, which is presented based on management's belief that it will enable a user of the financial information to understand the impact of these items on reported results. This financial measure is not a measure of financial performance under GAAP and should not be considered as an alternative to GAAP measures, including net income (loss). This financial measure may not be comparable to similarly named non-GAAP financial measures that other companies may use and may not be useful in comparing the performance of those companies to Battalion's performance.